51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Tower One Wireless Corp. (the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2 Date of Material Change

December 14, 2021.

Item 3 News Release

The news release dated December 15, 2021 was disseminated via Stockwatch and BayStreet.

Item 4 Summary of Material Change

The Company announced that, further to its news releases of October 20, 2021 and November 16, 2021, it has completed the third closing (the "Third Closing") of a private placement (the "Offering") pursuant to the offering memorandum exemption.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company has completed the Third Closing of the Offering pursuant to the offering memorandum exemption.

The Company issued a total of 786 class B units (each, a "Class B Unit") and 167 class A units (each, a "Class A Unit") at a price of $100 per each unit (together, the "Units") for aggregate proceeds of $95,300.  Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 common shares of the Company (the "Shares") at deemed price of $0.09375.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share. The 167 Class A Units were comprised of an aggregate of 4,175 Shares and 167 Class A Bonds.  The 786 Class B Units were comprised of an aggregate of 39,300 Shares and 786 Class B Bonds.

The net proceeds of the Offering will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.

In connection with the issuance of the Units, the Company issued 74,978 Agent Warrants and paid a cash commission of $7,123 to an EMD. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance.

All securities issued in connection with the Second Closing are subject to a statutory hold period expiring on April 15, 2022.

The securities being offered in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016

Item 9 Date of Report

December 15, 2021